UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: n/a

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AMERICAN MEDIA, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1000 American Media Way
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33464
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Media, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2014 within the prescribed time period due to a delay in obtaining and compiling information required to be included therein, which delay could not be eliminated by the Company without unreasonable effort and expense.

The Company plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2014 no later than the fifth calendar day following the prescribed due date of February 17, 2015, being February 23, 2015.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher Polimeni	(561)	997-7733
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
		Yes ☑	No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		Yes ☑	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report total operating revenues of $223.1 million and operating loss of $7.0 million for the nine months ended December 31, 2014, compared to total operating revenues of $255.6 million and operating income $26.8 million for the nine months ended December 31, 2013. The decline in operating revenues and operating income were due to (i) the industry wide disruption in the Company's wholesaler channels due to the shutdown and bankruptcy of one of the Company's major wholesalers, (ii) the decline in the celebrity magazine market, (iii) the overall decline in the consumer advertising market and (iv) the divestiture of the distribution and merchandising business, included in the prior year period with no comparable revenue in the current year period. The decline in operating income was also impacted by the increase in impairment charges for goodwill and tradenames during the current year period which were previously reported in the quarter ended September 30, 2014.

All financial information related to the quarter ended December 31, 2014 in this Form 12b-25 is preliminary in nature, is based on internal information and remains subject to further review and finalization of the Company's reporting process. Such information is presented as of the date of this filing and, except as required by law, the Company undertakes no obligation to update any of this financial information.

Cautionary Statements Regarding Forward-Looking Information

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). These forward-looking statements relate to our current beliefs regarding future events or our future operating or financial performance. By their nature, forward-looking statements involve risks, trends, and uncertainties (including the impact of the current wholesaler disruption on the publishing industry) that could cause actual results to differ materially from those anticipated in any forward-looking statements. We have tried, where possible, to identify such statements by using words such as "believes," "expects," "intends," "estimates," "may," "anticipates," "will," "likely," "project," "plans," "should," "could," "potential" or "continue" and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon our then-current expectations, estimates, and assumptions regarding future events and are applicable only as of the dates of such statements. For important factors that could cause actual results to differ materially from the forward-looking statements included herein, see risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2014 and the risks and other factors discussed in our other periodic reports filed from time to time with the SEC. Readers are cautioned not to place undue reliance on such forward-looking statements that are part of this Notification of Late Filing on Form 12b-25; actual results may differ materially from those currently anticipated. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

American Media, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 17, 2015	By	/s/ Christopher V. Polimeni
Christopher V. Polimeni
Executive Vice President, Chief Financial Officer and Treasurer